                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                            Ramsay Health Care, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   75158220
                                  -----------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

- -----------------------                                  ---------------------
  CUSIP NO. 75158220                   13G                PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advisory Research, Inc.    #36-2831881
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          751,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          751,000 shares
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      751,000 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                           [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 75158220                   13G                PAGE 3 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David B. Heller        SSN ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States citizen

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          751,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          751,000 shares
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      751,000 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)      NAME OF ISSUER:
               --------------

               Ramsay Health Care, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------

               One Poydras Plaza
               639 Loyola Ave., Suite 1400
               New Orleans, LA  60113

ITEM 2(a)      NAME OF PERSON FILING:
               ---------------------

               Advisory Research, Inc.
               David B. Heller

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               -----------------------------------------------------------

               Two Prudential Plaza
               180 N. Stetson, Suite 5780
               Chicago, Illinois  60601

ITEM 2(c)      CITIZENSHIP:
               -----------

               Advisory Research, Inc. is a Delaware corporation. Mr. Heller is a United States citizen.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:
               ----------------------------

               Common Stock, $.01 par value per share

ITEM 2(e)      CUSIP NO.:
               ---------

               75158220

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS AN:
               --------------------------------------------------------------
               (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

               (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                         Act

               (d)  [ ]  Investment Company registered under Section 8 of the
                         Investment Company Act



                               Page 4 of 8 Pages

               (e)  [x]  Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940

               (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

               (g)  [ ]  Parent Holding Company, in accordance with Rule
                         13d-1(b)(1)(ii)(G)

               (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4         OWNERSHIP:
               ---------

     (a)       Amount Beneficially Owned:

               Advisory Research, Inc.:    751,000
               Heller:                     751,000

     (b)       Percent of Class:

               Advisory Research, Inc.:    9.7%
               Heller:                     9.7%

     (c)       Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote:  None

                   (ii) Shared power to vote or to direct the vote:

                        Advisory Research, Inc.:  751,000
                        Heller:                   751,000

                  (iii) Sole power to dispose or to direct the disposition of:
                        None

                   (iv) Shared power to dispose or to direct the disposition
                        of:

                        Advisory Research, Inc.:  751,000
                        Heller:                   751,000

               As of December 31, 1993, Advisory Research, Inc. directly beneficially owned 751,000 shares. Mr. Heller is the President and sole shareholder of Advisory Research, Inc. As a result of such

                               Page 5 of 8 Pages
               relationship, Mr. Heller may be deemed to indirectly beneficially own the 751,000 shares directly beneficially owned by Advisory Research, Inc.



ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               --------------------------------------------

               Not applicable

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               ---------------------------------------------------------------

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:
               ---------------------------------------------------------------

               Not applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               ---------------------------------------------------------

               Not applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:
               ------------------------------

               Not applicable

ITEM 10.       CERTIFICATION:
               -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 6 of 8 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994


                              ADVISORY RESEARCH, INC.



                              By:  /s/ David B. Heller
                                   --------------------------
                                   Name:  David B. Heller
                                   Its:   President


                               Page 7 of 8 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994



                                /s/ David B. Heller
                               -------------------------
                               David B. Heller


                               Page 8 of 8 Pages

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                                   EXHIBIT 1
                                   ---------

                      SCHEDULE 13G JOINT FILING AGREEMENT

  The undersigned and each other person executing this joint filing agreement agree as follows:

  (i) The undersigned and each other person executing this joint filing agreement are individually eligible to use the Schedule 13G to which this
Exhibit is attached, and such Schedule 13G is filed on behalf of the undersigned and each other person executing this joint filing agreement; and

  (ii) The undersigned and each other person executing this joint filing agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this joint filing agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

  This Agreement may be executed in one or more counterparts by each person executing this joint filing agreement, and each such counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument.

Dated:  February 14, 1994

                                 ADVISORY RESEARCH, INC.


                                 By: /s/ David B. Heller
                                     -------------------------
                                     Name:  David B. Heller
                                     Its:   President



                                 /s/ David B. Heller
                                 -------------------------
                                 David B. Heller



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